EXHIBIT 99.1

Join Foremost Clean Energy’s Exclusive Live Investor Webinar and Q&A Session on March 18, 2026

VANCOUVER, British Columbia, March 05, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to invite investors to a webinar on March 18, 2026, at 4:15 p.m. ET.

The exclusive event, hosted by RedChip Companies, will feature Foremost President and CEO Jason Barnard, who will provide investors with an overview of Foremost’s uranium exploration portfolio in Saskatchewan’s Athabasca Basin and its strategy to advance high-priority drill targets across its properties. Mr. Barnard will discuss the Company’s option agreement with Denison Mines Corp., pursuant to which Foremost may earn up to a 70% interest in 10 uranium properties, and how access to Denison’s historical geological and geophysical data supports target generation and drill planning.

Mr. Barnard will also review recent and planned exploration activities, including geophysical programs and drill campaigns designed to test areas of known uranium mineralization, hydrothermal alteration, and conductive structural corridors. In addition, he will outline the Company’s capital position, exploration objectives for 2026, and its disciplined, data-driven approach to advancing multiple projects within one of the world’s established uranium districts.

A live Q&A session with Mann will follow the presentation.

To register for the free webinar, please visit: https://www.redchip.com/webinar/FMST/84998315038

Questions can be pre-submitted to FMST@redchip.com or online during the live event.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec providing exposure to other critical materials underpinning electrification and energy storage.
For further information, please visit the Company’s website at www.foremostcleanenergy.com.

IR Contacts:

Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

Follow us or contact us on social media:
X: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Forward-Looking Statements
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.
The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.